SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated November 11, 2008 with the report for the three-month period ended on September 30, 2008 and September 30, 2007 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated November 11, 2008, the Company filed the report for the three-month period ended on September 30, 2008 and September 30, 2007 requested by Section 63 of the Bolsa de Comercio de Buenos Aires rules. The result of such period reflects:

	09-30-08	09-30-07
	Ps,	Ps,
1- Period Result

Ordinary	(37,398,677)	(12,602,410)
Extraordinary	—	—
(Loss) Period Profit	(37,398,677)	(12,602,410)

2- Net Worth Composition

Outstanding Shares	499,382,395	313,396,410
Treasury Shares	2,153,886	—
Subscribed Capital	501,536,281	313,396,410
Comprehensive Capital Adjustment- Outstanding Shares	165,507,342	166,218,124
Comprehensive Capital Adjustment- Treasury Shares	710,782
Premium on Shares	879,206,437	161,578,267
Technical revaluation	—	—
Legal Reserve	15,644,814	13,176,701
Reserve for new projects	158,743,802	120,099,646
Retained earnings	(21,728,122)	36,759,859
Temporary conversion difference	(5,027,482)	5,474,773
Total Net Worth	1,694,593,854	816,703,780

In accordance with the Article o), Section 63 of the above referenced rules, the Company informed that as of the end of the Financial Statements period the authorized capital of the Company is Ps. 501,536,281.- Its share composition is divided in 501,536,281 of registered common stock of face value Ps. 1 each, and with right to 1 vote each.

As of September 30, 2008 the amount of 332,073,305 common stock of face value Ps. 1 each and with right to 1 vote each are not hold by the principal shareholders. It amount of shares represent 66.2% of the issued authorized outstanding capital.

The principal shareholder is Inversiones Financieras del Sur S.A. with 163,034,378 shares, which represent the 32.5% of the issued authorized outstanding capital.

On March 2008, the Company issued 180 million common shares of $1 par value each, which additionally grants 1 warrant to purchase 0.33333333 additional common shares. The exercise price US$ 1.68 for each new common share.

The Company granted 180 million of warrants which entitles its holders to by an amount of 60 millions additional common shares at the exercise price above mentioned. The warrants will expire on May 22, 2015. The warrants are listed on the Bolsa de Comercio de Buenos Aires under the symbol of “CREW2”, and in NASDAQ under the symbol “CRESW”.

If the warrant’s holders exercise all the outstanding warrant, the outstanding shares would increase to 560,774,772. If holders of the warrants exercised all their warrants, the holding of Inversiones Financieras del Sur would increase up to 33.4%.

•

Results for the first quarter of fiscal year 2009 showed a net loss of Ps.37.4 million compared to a Ps.12.6 million profits posted in the same period of the previous fiscal year. This decrease is mainly explained by the negative results derived from our interest in related companies.

•

Great outlook for the sow: we are in the process to sow 104.536 hectares of land, 73.8% in excess compared to the closing of the fiscal year 08. For November 2008, we already had sown 100% of the wheat, 5% of the soybean, 65% of the corn and 85% of the sunflower.

•

Land development: during the period July-September 2008, it was increased the amount of hectares suitable for the cattle production in “Los Pozos” establishment, form approximately 33,500 to 38,800 hectares. After the end of the quarter, it was sold a non developed parcel of 1,658 hectares for US$ 320 per hectare, above US$225 per hectare obtained in a similar transaction last fiscal year.

•

BrasilAgro entered in September into an agreement for the purchase of an additional property in the State of Bahia of 16,830 to be used in the production of seeds and cattle. The portfolio is formed by 158,997 hectares, 25,838 are already in condition to be sow in the summer campaign.

•

Cresud Internacional: Purchase of 12,166 hectares in Bolivia and 20,965 hectares in Paraguay, under the international expansion plans of the Company duly informed. We hope to conclude with the due-diligence process and the purchase in the following months.

•

Interest in IRSA: as it was previously informed during this quarter, the Company increased its interest in IRSA from 42.13% to 47.76%. After the end of the first quarter the company continues increasing its interest in IRSA, amounting to 53.70% as of this date, therefore we will show consolidated results.

•

Considering the current financial context the Company has decided to invest in its own shares through a plan for the acquisition of its own shares. As of the date of this report the investment of the Company amounts to: 2.55% of its capital stock.

•

After the closing of the first quarter of fiscal year 2009, the General Ordinary and Extraordinary Shareholders’ Meeting held on October 31, 2008 approved the distribution of cash dividends for Ps.20,0 million.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: November 12, 2008.